EXHIBIT 99.2

BCE Inc. (1)
Consolidated Operational Data

($ millions of Canadian dollars, except per share amounts) (unaudited)	Q4 2011	Q4 2010	$ change	% change		Total 2011	Total 2010	$ change	% change
Operating revenues	5,166	4,679	487	10.4%		19,497	18,069	1,428	7.9%
Operating costs (A)	(3,238)	(2,882)	(356)	(12.4%)		(11,627)	(10,684)	(943)	(8.8%)
Pension current service costs	(59)	(49)	(10)	(20.4%)		(241)	(200)	(41)	(20.5%)
EBITDA (3)	1,869	1,748	121	6.9%		7,629	7,185	444	6.2%
EBITDA margin (5)	36.2%	37.4%		(1.2	) pts	39.1%	39.8%		(0.7	) pts
Severance, acquisition and other costs	1	(86)	87	n.m.		(409)	(262)	(147)	(56.1%)
Depreciation	(661)	(607)	(54)	(8.9%)		(2,538)	(2,388)	(150)	(6.3%)
Amortization	(181)	(193)	12	6.2%		(723)	(737)	14	1.9%
Finance costs
Interest expense	(215)	(174)	(41)	(23.6%)		(842)	(685)	(157)	(22.9%)
Interest on employee benefit obligations	(248)	(248)	-	0.0%		(984)	(992)	8	0.8%
Interest on fund unit liability	-	(93)	93	100.0%		-	(370)	370	100.0%
Expected return on pension plan assets	260	224	36	16.1%		1,032	898	134	14.9%
Other (expense) income	(5)	(68)	63	92.6%		129	173	(44)	(25.4%)
Earnings before income taxes	820	503	317	63.0%		3,294	2,822	472	16.7%
Income taxes	(247)	(159)	(88)	(55.3%)		(720)	(632)	(88)	(13.9%)
Net earnings	573	344	229	66.6%		2,574	2,190	384	17.5%
Net earnings attributable to:
Common shareholders	486	318	168	52.8%		2,221	2,083	138	6.6%
Preferred shareholders	26	29	(3)	(10.3%)		119	112	7	6.3%
Non-controlling interest	61	(3)	64	n.m.		234	(5)	239	n.m.
Net earnings	573	344	229	66.6%		2,574	2,190	384	17.5%
Net earnings per common share – basic	$0.62	$0.42	$0.20	47.6%		$2.88	$2.74	$0.14	5.1%
Net earnings per common share – diluted	$0.62	$0.42	$0.20	47.6%		$2.88	$2.74	$0.14	5.1%
Dividends per common share	$0.5175	$0.4575	$0.06	13.1%		$2.0450	$1.7850	$0.26	14.6%
Average number of common shares outstanding – basic (millions)	778.1	754.1				771.4	759.0
Average number of common shares outstanding – diluted (millions)	778.7	755.0				771.8	759.5
Number of common shares outstanding (millions)	775.4	752.3				775.4	752.3

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	486	318	168	52.8%		2,221	2,083	138	6.6%
Severance, acquisition and other costs	(2)	67	(69)	n.m.		282	189	93	49.2%
Net gains on investments	-	-	-	n.m.		(89)	(133)	44	33.1%
Fair value adjustment on fund unit liability	-	58	(58)	(100.0%)		-	(49)	49	100.0%
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	3	(3)	(100.0%)		-	29	(29)	(100.0%)
Adjusted net earnings attributable to common shareholders	484	446	38	8.5%		2,414	2,119	295	13.9%
Impact on net earnings per share	$-	$0.17	$(0.17)	(100.0%)		$0.25	$0.05	$0.20	n.m.
Adjusted EPS (4)	$0.62	$0.59	$0.03	5.1%		$3.13	$2.79	$0.34	12.2%

(A)	Excludes pension current service costs
n.m. : not meaningful

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 2

BCE Inc.
Consolidated Operational Data – Historical Trend

($ millions of Canadian dollars, except per share amounts) (unaudited)	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Operating revenues	19,497	5,166	4,910	4,955	4,466	18,069	4,679	4,517	4,440	4,433
Operating costs (A)	(11,627)	(3,238)	(2,907)	(2,908)	(2,574)	(10,684)	(2,882)	(2,627)	(2,548)	(2,627)
Pension current service costs	(241)	(59)	(62)	(61)	(59)	(200)	(49)	(49)	(49)	(53)
EBITDA	7,629	1,869	1,941	1,986	1,833	7,185	1,748	1,841	1,843	1,753
EBITDA margin	39.1%	36.2%	39.5%	40.1%	41.0%	39.8%	37.4%	40.8%	41.5%	39.5%
Severance, acquisition and other costs	(409)	1	(130)	(219)	(61)	(262)	(86)	(129)	(15)	(32)
Depreciation	(2,538)	(661)	(628)	(638)	(611)	(2,388)	(607)	(600)	(595)	(586)
Amortization	(723)	(181)	(180)	(183)	(179)	(737)	(193)	(181)	(183)	(180)
Finance costs
Interest expense	(842)	(215)	(210)	(226)	(191)	(685)	(174)	(169)	(170)	(172)
Interest on employee benefit obligations	(984)	(248)	(247)	(247)	(242)	(992)	(248)	(248)	(248)	(248)
Interest on fund unit liability	-	-	-	-	-	(370)	(93)	(92)	(93)	(92)
Expected return on pension plan assets	1,032	260	259	259	254	898	224	225	224	225
Other income (expense)	129	(5)	11	145	(22)	173	(68)	(67)	39	269
Earnings before income taxes	3,294	820	816	877	781	2,822	503	580	802	937
Income taxes	(720)	(247)	(80)	(194)	(199)	(632)	(159)	(98)	(172)	(203)
Net earnings	2,574	573	736	683	582	2,190	344	482	630	734
Net earnings attributable to:
Common shareholders	2,221	486	642	590	503	2,083	318	454	605	706
Preferred shareholders	119	26	33	31	29	112	29	27	27	29
Non-controlling interest	234	61	61	62	50	(5)	(3)	1	(2)	(1)
Net earnings	2,574	573	736	683	582	2,190	344	482	630	734
Net earnings per common share – basic	$2.88	$0.62	$0.83	$0.76	$0.67	$2.74	$0.42	$0.60	$0.80	$0.92
Net earnings per common share – diluted	$2.88	$0.62	$0.83	$0.76	$0.67	$2.74	$0.42	$0.60	$0.80	$0.92
Dividends per common share	$2.0450	$0.5175	$0.5175	$0.5175	$0.4925	$1.7850	$0.4575	$0.4575	$0.4350	$0.4350
Average number of common shares outstanding – basic (millions)	771.4	778.1	777.6	776.6	752.9	759.0	754.1	756.7	759.7	765.7
Average number of common shares outstanding – diluted (millions)	771.8	778.7	778.2	777.1	753.5	759.5	755.0	757.3	760.1	766.0
Number of common shares outstanding (millions)	775.4	775.4	778.0	777.5	754.1	752.3	752.3	755.6	759.1	763.0

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	2,221	486	642	590	503	2,083	318	454	605	706
Severance, acquisition and other costs	282	(2)	82	162	40	189	67	91	6	25
Net gains on investments	(89)	-	-	(89)	-	(133)	-	-	(8)	(125)
Fair value adjustment on fund unit liability	-	-	-	-	-	(49)	58	56	(16)	(147)
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	-	-	-	-	29	3	10	8	8
Adjusted net earnings attributable to common shareholders	2,414	484	724	663	543	2,119	446	611	595	467
Impact on net earnings per share	$0.25	$-	$0.10	$0.10	$0.05	$0.05	$0.17	$0.21	$(0.02)	$(0.31)
Adjusted EPS	$3.13	$0.62	$0.93	$0.86	$0.72	$2.79	$0.59	$0.81	$0.78	$0.61

(A)	Excludes pension current service costs

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 3

BCE Inc.
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2011	Q4 2010	$ change	% change		Total 2011	Total 2010	$ change	% change

Revenues
Bell Wireline	2,709	2,822	(113)	(4.0%)		10,621	10,948	(327)	(3.0%)
Bell Wireless	1,365	1,289	76	5.9%		5,231	4,906	325	6.6%
Bell Media	578	-	578	n.m.		1,542	-	1,542	n.m.
Inter-segment eliminations	(76)	(46)	(30)	(65.2%)		(261)	(185)	(76)	(41.1%)
Total Bell	4,576	4,065	511	12.6%		17,133	15,669	1,464	9.3%
Bell Aliant	701	716	(15)	(2.1%)		2,775	2,808	(33)	(1.2%)
Inter-segment eliminations	(111)	(102)	(9)	(8.8%)		(411)	(408)	(3)	(0.7%)
Total BCE Inc.	5,166	4,679	487	10.4%		19,497	18,069	1,428	7.9%

Operating costs
Bell Wireline	(1,712)	(1,803)	91	5.0%		(6,466)	(6,854)	388	5.7%
Bell Wireless	(944)	(905)	(39)	(4.3%)		(3,408)	(3,188)	(220)	(6.9%)
Bell Media	(448)	-	(448)	n.m.		(1,208)	-	(1,208)	n.m.
Inter-segment eliminations	76	46	30	65.2%		261	185	76	41.1%
Total Bell	(3,028)	(2,662)	(366)	(13.7%)		(10,821)	(9,857)	(964)	(9.8%)
Bell Aliant	(380)	(371)	(9)	(2.4%)		(1,458)	(1,435)	(23)	(1.6%)
Inter-segment eliminations	111	102	9	8.8%		411	408	3	0.7%
Total BCE Inc.	(3,297)	(2,931)	(366)	(12.5%)		(11,868)	(10,884)	(984)	(9.0%)

EBITDA
Bell Wireline	997	1,019	(22)	(2.2%)		4,155	4,094	61	1.5%
Margin	36.8%	36.1%		0.7	pts	39.1%	37.4%		1.7	pts
Bell Wireless	421	384	37	9.6%		1,823	1,718	105	6.1%
Margin	30.8%	29.8%		1.0	pts	34.8%	35.0%		(0.2	) pts
Bell Media	130	-	130	n.m.		334	-	334	n.m.
Margin	22.5%	n.m.		n.m.		21.7%	n.m.		n.m.
Total Bell	1,548	1,403	145	10.3%		6,312	5,812	500	8.6%
Margin	33.8%	34.5%		(0.7	) pts	36.8%	37.1%		(0.3	) pts
Bell Aliant	321	345	(24)	(7.0%)		1,317	1,373	(56)	(4.1%)
Margin	45.8%	48.2%		(2.4	) pts	47.5%	48.9%		(1.4	) pts
Total BCE Inc.	1,869	1,748	121	6.9%		7,629	7,185	444	6.2%
Margin	36.2%	37.4%		(1.2	) pts	39.1%	39.8%		(0.7	) pts
Capital expenditures
Bell Wireline	647	646	(1)	(0.2%)		1,973	2,019	46	2.3%
Capital Intensity (6)	23.9%	22.9%		(1.0	) pts	18.6%	18.4%		(0.2	) pts
Bell Wireless	188	225	37	16.4%		619	485	(134)	(27.6%)
Capital Intensity	13.8%	17.5%		3.7	pts	11.8%	9.9%		(1.9	) pts
Bell Media	36	-	(36)	n.m.		91	-	(91)	n.m.
Capital Intensity	6.2%	n.m.		n.m.		5.9%	n.m.		n.m.
Total Bell	871	871	-	0.0%		2,683	2,504	(179)	(7.1%)
Capital Intensity	19.0%	21.4%		2.4	pts	15.7%	16.0%		0.3	pts
Bell Aliant	137	163	26	16.0%		573	494	(79)	(16.0%)
Capital Intensity	19.5%	22.8%		3.3	pts	20.6%	17.6%		(3.0	) pts
Total BCE Inc.	1,008	1,034	26	2.5%		3,256	2,998	(258)	(8.6%)
Capital Intensity	19.5%	22.1%		2.6	pts	16.7%	16.6%		(0.1	) pts

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 4

BCE Inc.
Segmented Data – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10

Revenues
Bell Wireline	10,621	2,709	2,610	2,630	2,672	10,948	2,822	2,694	2,685	2,747
Bell Wireless	5,231	1,365	1,339	1,276	1,251	4,906	1,289	1,268	1,203	1,146
Bell Media	1,542	578	435	529	-	-	-	-	-	-
Inter-segment eliminations	(261)	(76)	(71)	(73)	(41)	(185)	(46)	(46)	(45)	(48)
Total Bell	17,133	4,576	4,313	4,362	3,882	15,669	4,065	3,916	3,843	3,845
Bell Aliant	2,775	701	700	692	682	2,808	716	703	700	689
Inter-segment eliminations	(411)	(111)	(103)	(99)	(98)	(408)	(102)	(102)	(103)	(101)
Total BCE Inc.	19,497	5,166	4,910	4,955	4,466	18,069	4,679	4,517	4,440	4,433

Operating costs
Bell Wireline	(6,466)	(1,712)	(1,567)	(1,559)	(1,628)	(6,854)	(1,803)	(1,668)	(1,640)	(1,743)
Bell Wireless	(3,408)	(944)	(858)	(816)	(790)	(3,188)	(905)	(801)	(747)	(735)
Bell Media	(1,208)	(448)	(354)	(406)	-	-	-	-	-	-
Inter-segment eliminations	261	76	71	73	41	185	46	46	45	48
Total Bell	(10,821)	(3,028)	(2,708)	(2,708)	(2,377)	(9,857)	(2,662)	(2,423)	(2,342)	(2,430)
Bell Aliant	(1,458)	(380)	(364)	(360)	(354)	(1,435)	(371)	(355)	(358)	(351)
Inter-segment eliminations	411	111	103	99	98	408	102	102	103	101
Total BCE Inc.	(11,868)	(3,297)	(2,969)	(2,969)	(2,633)	(10,884)	(2,931)	(2,676)	(2,597)	(2,680)

EBITDA
Bell Wireline	4,155	997	1,043	1,071	1,044	4,094	1,019	1,026	1,045	1,004
Margin	39.1%	36.8%	40.0%	40.7%	39.1%	37.4%	36.1%	38.1%	38.9%	36.5%
Bell Wireless	1,823	421	481	460	461	1,718	384	467	456	411
Margin	34.8%	30.8%	35.9%	36.1%	36.9%	35.0%	29.8%	36.8%	37.9%	35.9%
Bell Media	334	130	81	123	-	-	-	-	-	-
Margin	21.7%	22.5%	18.6%	23.3%	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Bell	6,312	1,548	1,605	1,654	1,505	5,812	1,403	1,493	1,501	1,415
Margin	36.8%	33.8%	37.2%	37.9%	38.8%	37.1%	34.5%	38.1%	39.1%	36.8%
Bell Aliant	1,317	321	336	332	328	1,373	345	348	342	338
Margin	47.5%	45.8%	48.0%	48.0%	48.1%	48.9%	48.2%	49.5%	48.9%	49.1%
Total BCE Inc.	7,629	1,869	1,941	1,986	1,833	7,185	1,748	1,841	1,843	1,753
Margin	39.1%	36.2%	39.5%	40.1%	41.0%	39.8%	37.4%	40.8%	41.5%	39.5%
Capital expenditures
Bell Wireline	1,973	647	474	450	402	2,019	646	521	464	388
Capital Intensity	18.6%	23.9%	18.2%	17.1%	15.0%	18.4%	22.9%	19.3%	17.3%	14.1%
Bell Wireless	619	188	150	168	113	485	225	123	84	53
Capital Intensity	11.8%	13.8%	11.2%	13.2%	9.0%	9.9%	17.5%	9.7%	7.0%	4.6%
Bell Media	91	36	28	27	-	-	-	-	-	-
Capital Intensity	5.9%	6.2%	6.4%	5.1%	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Bell	2,683	871	652	645	515	2,504	871	644	548	441
Capital Intensity	15.7%	19.0%	15.1%	14.8%	13.3%	16.0%	21.4%	16.4%	14.3%	11.5%
Bell Aliant	573	137	162	155	119	494	163	113	124	94
Capital Intensity	20.6%	19.5%	23.1%	22.4%	17.4%	17.6%	22.8%	16.1%	17.7%	13.6%
Total BCE Inc.	3,256	1,008	814	800	634	2,998	1,034	757	672	535
Capital Intensity	16.7%	19.5%	16.6%	16.1%	14.2%	16.6%	22.1%	16.8%	15.1%	12.1%

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 5

Bell Wireline (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2011	Q4 2010	% change		Total 2011	Total 2010	% change
Bell Wireline
Local & access	687	733	(6.3%)		2,852	3,012	(5.3%)
Long distance	219	232	(5.6%)		903	923	(2.2%)
Data	993	1,035	(4.1%)		3,811	3,985	(4.4%)
Video	457	450	1.6%		1,831	1,749	4.7%
Equipment & other	272	292	(6.8%)		911	962	(5.3%)
Total external revenues	2,628	2,742	(4.2%)		10,308	10,631	(3.0%)
Inter-segment revenues	81	80	1.3%		313	317	(1.3%)
Total Bell Wireline operating revenue	2,709	2,822	(4.0%)		10,621	10,948	(3.0%)
Operating costs	(1,712)	(1,803)	5.0%		(6,466)	(6,854)	5.7%
EBITDA	997	1,019	(2.2%)		4,155	4,094	1.5%
EBITDA Margin	36.8%	36.1%	0.7	pts	39.1%	37.4%	1.7	pts

Capital expenditures	647	646	(0.2%)		1,973	2,019	2.3%
Capital Intensity	23.9%	22.9%	(1.0	) pts	18.6%	18.4%	(0.2	) pts

Local
Network access services (NAS)
Residential	3,276,121	3,608,887	(9.2%)		3,276,121	3,608,887	(9.2%)
Business	2,825,535	2,866,818	(1.4%)		2,825,535	2,866,818	(1.4%)
Total	6,101,656	6,475,705	(5.8%)		6,101,656	6,475,705	(5.8%)
Network access service net (losses)/activations
Residential	(89,733)	(36,550)	n.m		(332,766)	(277,643)	(19.9%)
Business	(13,947)	(27,622)	49.5%		(41,283)	(107,674)	61.7%
Total	(103,680)	(64,172)	(61.6%)		(374,049)	(385,317)	2.9%
Internet
High Speed Internet net activations	1,091	12,099	(91.0%)		15,426	40,335	(61.8%)
High Speed Internet subscribers EOP	2,112,752	2,097,326	0.7%		2,112,752	2,097,326	0.7%
Video
Net subscriber activations	27,726	23,019	20.4%		67,498	71,221	(5.2%)
Total subscribers EOP	2,087,596	2,020,098	3.3%		2,087,596	2,020,098	3.3%
ARPU (7) ($/month)	73.68	74.79	(1.5%)		74.56	73.49	1.5%

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 6

Bell Wireline – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Bell Wireline
Local & access	2,852	687	710	726	729	3,012	733	759	758	762
Long distance	903	219	223	227	234	923	232	224	231	236
Data	3,811	993	930	933	955	3,985	1,035	972	963	1,015
Video	1,831	457	454	460	460	1,749	450	437	434	428
Equipment & other	911	272	212	208	219	962	292	223	220	227
Total external revenues	10,308	2,628	2,529	2,554	2,597	10,631	2,742	2,615	2,606	2,668
Inter-segment revenues	313	81	81	76	75	317	80	79	79	79
Total Bell Wireline operating revenue	10,621	2,709	2,610	2,630	2,672	10,948	2,822	2,694	2,685	2,747
Operating costs	(6,466)	(1,712)	(1,567)	(1,559)	(1,628)	(6,854)	(1,803)	(1,668)	(1,640)	(1,743)
EBITDA	4,155	997	1,043	1,071	1,044	4,094	1,019	1,026	1,045	1,004
EBITDA Margin	39.1%	36.8%	40.0%	40.7%	39.1%	37.4%	36.1%	38.1%	38.9%	36.5%

Capital expenditures	1,973	647	474	450	402	2,019	646	521	464	388
Capital Intensity	18.6%	23.9%	18.2%	17.1%	15.0%	18.4%	22.9%	19.3%	17.3%	14.1%

Local
Network access services (NAS)
Residential	3,276,121	3,276,121	3,365,854	3,461,121	3,544,600	3,608,887	3,608,887	3,645,437	3,713,920	3,810,912
Business	2,825,535	2,825,535	2,839,482	2,854,844	2,871,862	2,866,818	2,866,818	2,894,440	2,918,126	2,950,281
Total	6,101,656	6,101,656	6,205,336	6,315,965	6,416,462	6,475,705	6,475,705	6,539,877	6,632,046	6,761,193
Network access service net (losses)/activations
Residential	(332,766)	(89,733)	(95,267)	(83,479)	(64,287)	(277,643)	(36,550)	(68,483)	(96,992)	(75,618)
Business	(41,283)	(13,947)	(15,362)	(17,018)	5,044	(107,674)	(27,622)	(23,686)	(32,155)	(24,211)
Total	(374,049)	(103,680)	(110,629)	(100,497)	(59,243)	(385,317)	(64,172)	(92,169)	(129,147)	(99,829)
Internet
High Speed Internet net activations	15,426	1,091	(101)	1,275	13,161	40,335	12,099	21,668	(3,899)	10,467
High Speed Internet subscribers EOP	2,112,752	2,112,752	2,111,661	2,111,762	2,110,487	2,097,326	2,097,326	2,085,227	2,063,559	2,067,458
Video
Net subscriber activations	67,498	27,726	26,037	6,072	7,663	71,221	23,019	18,538	9,775	19,889
Total subscribers EOP	2,087,596	2,087,596	2,059,870	2,033,833	2,027,761	2,020,098	2,020,098	1,997,079	1,978,541	1,968,766
ARPU ($/month)	74.56	73.68	74.45	76.22	75.76	73.49	74.79	73.34	73.43	72.60

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 7

Bell Wireless (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2011	Q4 2010	% change		Total 2011	Total 2010	% change
Bell Wireless

Revenue
Service	1,222	1,148	6.4%		4,769	4,469	6.7%
Product	129	134	(3.7%)		422	407	3.7%
Total external Bell Wireless revenues	1,351	1,282	5.4%		5,191	4,876	6.5%
Inter-segment	14	7	100.0%		40	30	33.3%
Total Bell Wireless operating revenues	1,365	1,289	5.9%		5,231	4,906	6.6%
Operating costs	(944)	(905)	(4.3%)		(3,408)	(3,188)	(6.9%)
EBITDA	421	384	9.6%		1,823	1,718	6.1%
EBITDA margin (Total revenues)	30.8%	29.8%	1.0	pts	34.8%	35.0%	(0.2	) pts
EBITDA margin (Service revenues)	34.5%	33.4%	1.1	pts	38.2%	38.4%	(0.2	) pts

Capital expenditures	188	225	16.4%		619	485	(27.6%)
Capital intensity	13.8%	17.5%	3.7	pts	11.8%	9.9%	(1.9	) pts
Wireless gross activations	511,917	552,714	(7.4%)		1,936,396	1,999,482	(3.2%)
Postpaid	389,317	399,041	(2.4%)		1,402,965	1,332,086	5.3%
Wireless net activations	57,886	116,782	(50.4%)		185,434	408,746	(54.6%)
Postpaid	131,986	156,708	(15.8%)		433,797	500,139	(13.3%)
Wireless subscribers EOP	7,427,482	7,242,048	2.6%		7,427,482	7,242,048	2.6%
Postpaid	5,975,166	5,541,369	7.8%		5,975,166	5,541,369	7.8%
Average revenue per unit (ARPU)($/month)	54.50	52.34	4.1%		53.55	52.03	2.9%
Churn (%) (average per month)	2.1%	2.0%	(0.1	) pts	2.0%	1.9%	(0.1	) pts
Prepaid	4.2%	3.6%	(0.6	) pts	3.9%	3.5%	(0.4	) pts
Postpaid	1.5%	1.5%	0.0	pts	1.5%	1.4%	(0.1	) pts
Usage per subscriber (min/month)	299	277	7.9%		283	274	3.3%
Cost of acquisition (COA) (9) ($/sub) (A)	450	411	(9.5%)		403	358	(12.6%)

(A)	In Q1 2011, we changed our methodology for calculating Wireless COA to better align with Canadian industry practice. All prior periods have been restated for comparability.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 8

Bell Wireless – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Bell Wireless

Revenue
Service	4,769	1,222	1,228	1,174	1,145	4,469	1,148	1,157	1,111	1,053
Product	422	129	102	92	99	407	134	103	84	86
Total external Bell Wireless revenues	5,191	1,351	1,330	1,266	1,244	4,876	1,282	1,260	1,195	1,139
Inter-segment	40	14	9	10	7	30	7	8	8	7
Total Bell Wireless operating revenues	5,231	1,365	1,339	1,276	1,251	4,906	1,289	1,268	1,203	1,146
Operating costs	(3,408)	(944)	(858)	(816)	(790)	(3,188)	(905)	(801)	(747)	(735)
EBITDA	1,823	421	481	460	461	1,718	384	467	456	411
EBITDA margin (Total revenues)	34.8%	30.8%	35.9%	36.1%	36.9%	35.0%	29.8%	36.8%	37.9%	35.9%
EBITDA margin (Service revenues)	38.2%	34.5%	39.2%	39.2%	40.3%	38.4%	33.4%	40.4%	41.0%	39.0%

Capital expenditures	619	188	150	168	113	485	225	123	84	53
Capital intensity	11.8%	13.8%	11.2%	13.2%	9.0%	9.9%	17.5%	9.7%	7.0%	4.6%
Wireless gross activations	1,936,396	511,917	525,780	474,900	423,799	1,999,482	552,714	537,295	480,639	428,834
Postpaid	1,402,965	389,317	372,346	341,645	299,657	1,332,086	399,041	368,154	300,579	264,312
Wireless net activations	185,434	57,886	85,749	36,507	5,292	408,746	116,782	137,880	98,459	55,625
Postpaid	433,797	131,986	126,854	94,309	80,648	500,139	156,708	159,465	102,754	81,212
Wireless subscribers EOP	7,427,482	7,427,482	7,369,596	7,283,847	7,247,340	7,242,048	7,242,048	7,125,266	6,987,386	6,888,927
Postpaid	5,975,166	5,975,166	5,843,180	5,716,326	5,622,017	5,541,369	5,541,369	5,384,661	5,225,196	5,122,442
Average revenue per unit (ARPU)($/month)	53.55	54.50	55.01	52.99	51.68	52.03	52.34	53.54	52.12	50.07
Churn (%)(average per month)	2.0%	2.1%	2.0%	2.0%	1.9%	1.9%	2.0%	1.9%	1.8%	1.8%
Prepaid	3.9%	4.2%	3.9%	3.7%	3.7%	3.5%	3.6%	3.4%	3.4%	3.4%
Postpaid	1.5%	1.5%	1.5%	1.5%	1.4%	1.4%	1.5%	1.4%	1.3%	1.2%
Usage per subscriber (min/month)	283	299	291	282	256	274	277	280	284	259
Cost of acquisition (COA)($/sub) (A)	403	450	392	400	366	358	411	355	335	321

(A)	In Q1 2011, we changed our methodology for calculating Wireless COA to better align with Canadian industry practice. All prior periods have been restated for comparability.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 9

BCE Inc.
Net debt and other information

BCE Inc. – Net debt and preferreds

At December 31, 2011	BCE Inc.
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	1,724	382	2,106
Long-term debt	10,070	2,651	12,721
Preferred shares – BCE (A)	1,558	-	1,558
Cash and cash equivalents	(140)	(35)	(175)
Net debt	13,212	2,998	16,210

Bell – Net debt and preferreds
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	December 31	September 30	June 30	March 31	Dec. 31
	2011	2011	2011	2011	2010
Debt due within one year	1,724	1,833	1,843	2,279	1,766
Long-term debt	10,070	10,072	10,042	9,189	8,221
Preferred shares – BCE (A)	1,558	1,558	1,385	1,385	1,385
Cash and cash equivalents	(140)	(1,085)	(263)	(2,147)	(749)
Net Debt	13,212	12,378	13,007	10,706	10,623
Net Debt / Adjusted EBITDA (B)	2.0	1.9	2.1	1.7	1.7
Adjusted EBITDA (B) / Net interest, excluding interest on employee benefit obligations and interest expense on fund unit liability and including 50% of preferred dividends	9.1	9.5	9.9	10.5	10.7

Bell Media – Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	Total 2011	Q4 2011	Q3 2011	Q2 2011
Proportionate Net Debt	230	230	220	275
Proportionate EBITDA	272	113	56	103

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2011	Q4 2010	$ change	% change	Total 2011	Total 2010	$ change	% change

Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	676	295	381	n.m.	4,129	3,758	371	9.9%
Capital expenditures	(871)	(871)	-	0.0%	(2,683)	(2,504)	(179)	(7.1%)
Dividends paid on preferred shares	(31)	(28)	(3)	(10.7%)	(118)	(108)	(10)	(9.3%)
Dividends/distributions paid by subsidiaries to non-controlling interest	(8)	-	(8)	n.m.	(31)	-	(31)	n.m.
Bell Aliant distributions to BCE	48	73	(25)	(34.2%)	214	291	(77)	(26.5%)
FCF	(186)	(531)	345	65.0%	1,511	1,437	74	5.1%

Cash Flow Information – Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2011	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Total 2010	Q4 2010	Q3 2010	Q2 2010	Q1 2010

Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	4,129	676	1,651	1,065	737	3,758	295	1,402	1,105	956
Capital expenditures	(2,683)	(871)	(652)	(645)	(515)	(2,504)	(871)	(644)	(548)	(441)
Dividends paid on preferred shares	(118)	(31)	(31)	(28)	(28)	(108)	(28)	(25)	(27)	(28)
Dividends/distributions paid by subsidiaries to non-controlling interest	(31)	(8)	(11)	(12)	-	-	-	-	-	-
Bell Aliant distributions to BCE	214	48	48	47	71	291	73	73	72	73
FCF	1,511	(186)	1,005	427	265	1,437	(531)	806	602	560

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends / distributions from Bell Aliant to BCE and is based on trailling 12 months data.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 10

BCE Inc.
Consolidated Statements of Financial Position Data

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	December 31 2011	September 30 2011	June 30 2011	March 31 2011	December 31 2010
ASSETS
Current assets
Cash	130	132	27	2,069	129
Cash equivalents	45	972	249	103	642
Trade and other receivables	3,119	2,835	3,211	2,580	2,885
Current tax receivable	43	80	87	97	139
Inventory	427	487	414	424	431
Prepaid expenses	262	347	404	450	224
Other current assets	152	158	110	106	205
Total current assets	4,178	5,011	4,502	5,829	4,655
Non-current assets
Property, plant and equipment	18,785	18,517	18,330	17,582	17,775
Intangible assets	8,013	8,027	8,116	6,288	6,201
Deferred tax assets	329	424	451	437	501
Investments in associates and joint ventures	307	308	308	313	303
Other non-current assets	629	611	550	669	652
Goodwill	7,185	7,202	7,202	5,806	5,806
Total non-current assets	35,248	35,089	34,957	31,095	31,238
Total assets	39,426	40,100	39,459	36,924	35,893
LIABILITIES
Current liabilities
Trade payables and other liabilities	4,056	3,670	3,641	3,283	3,848
Interest payable	134	160	134	135	143
Dividends payable	415	417	414	383	356
Current tax liabilities	47	142	139	78	37
Debt due within one year	2,106	2,244	2,239	3,049	2,570
Total current liabilities	6,758	6,633	6,567	6,928	6,954
Non-current liabilities
Long-term debt	12,721	12,725	12,699	11,556	10,581
Fund unit liability	-	-	-	-	3,060
Deferred tax liabilities	881	618	784	579	526
Employee benefit obligation	2,966	4,348	3,142	2,786	3,302
Other non-current liabilities	1,341	1,383	1,573	1,280	1,302
Total non-current liabilities	17,909	19,074	18,198	16,201	18,771
Total liabilities	24,667	25,707	24,765	23,129	25,725

EQUITY
Equity attributable to owners of the parent
Preferred shares	3,115	3,115	2,770	2,770	2,770
Common shares	13,566	13,585	13,568	12,745	12,691
Shares subject to cancellation	(50)	-	-	-	-
Contributed surplus	2,527	2,530	2,531	2,536	2,579
Accumulated other comprehensive (loss) income	5	32	(43)	48	66
Deficit	(5,385)	(5,627)	(4,988)	(4,970)	(7,952)
Total equity attributable to owners of the parent	13,778	13,635	13,838	13,129	10,154
Non-controlling interest	981	758	856	666	14
Total equity	14,759	14,393	14,694	13,795	10,168
Total liabilities and equity	39,426	40,100	39,459	36,924	35,893

Number of common shares outstanding	775.4	778.0	777.5	754.1	752.3

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 11

BCE Inc.
Consolidated Cash Flow Data

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q4 2011	Q4 2010	$ change		Total 2011	Total 2010	$ change
Net earnings	573	344	229		2,574	2,190	384
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	(1)	86	(87)		409	262	147
Depreciation and amortization	842	800	42		3,261	3,125	136
Net employee benefit plans cost	47	73	(26)		193	294	(101)
Net interest expense	213	265	(52)		821	1,049	(228)
Gains on investments	-	-	-		(89)	(135)	46
Income taxes	247	159	88		720	632	88
Contributions to employee pension plans	(961)	(901)	(60)		(1,491)	(1,315)	(176)
Payments under other employee future benefit plans	(26)	(25)	(1)		(102)	(98)	(4)
Severance and other costs paid	(68)	(60)	(8)		(411)	(238)	(173)
Acquisition costs paid	(28)	(12)	(16)		(70)	(24)	(46)
Interest paid	(234)	(292)	58		(795)	(1,092)	297
Income taxes paid (net of refunds)	(73)	(54)	(19)		(130)	(129)	(1)
Operating assets and liabilities	307	108	199		(21)	(154)	133
Cash flows from operating activities	838	491	347		4,869	4,367	502
Bell Aliant dividends/distributions paid to BCE	48	73	(25)		214	291	(77)
Capital expenditures	(1,008)	(1,034)	26		(3,256)	(2,998)	(258)
Cash dividends paid on preferred shares	(31)	(28)	(3)		(118)	(108)	(10)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(72)	-	(72)		(315)	-	(315)
Acquisition costs paid	28	12	16		70	24	46
Bell Aliant Free Cash Flow	11	(45)	56		47	(139)	186
Free Cash Flow (4)	(186)	(531)	345		1,511	1,437	74
Bell Aliant free cash flow, excluding dividends/distributions paid	(59)	(28)	(31)		(261)	(152)	(109)
Business acquisitions	-	(73)	73		(680)	(60)	(620)
Acquisition costs paid	(28)	(12)	(16)		(70)	(24)	(46)
Business dispositions	-	-	-		2	8	(6)
Increase in investments	(6)	(4)	(2)		(12)	(44)	32
Decrease in investments	6	-	6		56	139	(83)
Other investing activities	2	1	1		6	7	(1)
Increase (decrease) in notes payable and bank advances	54	104	(50)		30	250	(220)
Increase (reduction) in securitized trade receivables	32	(22)	54		(318)	(37)	(281)
Issue of long-term debt	8	1,016	(1,008)		2,314	1,366	948
Repayment of long-term debt	(342)	(321)	(21)		(2,350)	(956)	(1,394)
Cash dividends paid on common shares	(403)	(346)	(57)		(1,520)	(1,318)	(202)
Issue of common shares	37	11	26		152	39	113
Repurchase of common shares	(143)	(125)	(18)		(143)	(500)	357
Issue of preferred shares	-	-	-		345	-	345
Issue of equity securities by subsidiaries to non-controlling interest	115	-	115		403	-	403
Other financing activities	(16)	(80)	64		(61)	(68)	7
	(743)	121	(864)		(2,107)	(1,350)	(757)
Net (decrease) increase in cash and cash equivalents	(929)	(410)	(519)		(596)	87	(683)
Cash and cash equivalents at beginning of period	1,104	1,181	(77)		771	684	87
Cash and cash equivalents at end of period	175	771	(596)		175	771	(596)

Other information
Cash flow per share (10)	$(0.23)	$(0.59)	$(0.36)		$2.09	$2.29	$(0.20)
Annualized cash flow yield (11)	4.6%	5.4%	(0.8	) pts	4.6%	5.4%	(0.8	) pts

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 12

BCE Inc.
Consolidated Cash Flow Data – Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Total 2011	Q4 11	Q3 11	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Net earnings	2,574	573	736	683	582	2,190	344	482	630	734
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization	3,261	842	808	821	790	3,125	800	781	778	766
Severance, acquisition and other costs	409	(1)	130	219	61	262	86	129	15	32
Net employee benefit plans cost	193	47	50	49	47	294	73	72	73	76
Net interest expense	821	213	207	212	189	1,049	265	260	262	262
Gains on investments	(89)	-	-	(89)	-	(135)	-	-	(10)	(125)
Income taxes	720	247	80	194	199	632	159	98	172	203
Contributions to employee pension plans	(1,491)	(961)	(91)	(85)	(354)	(1,315)	(901)	(115)	(144)	(155)
Payments under other employee future benefit plans	(102)	(26)	(25)	(27)	(24)	(98)	(25)	(25)	(24)	(24)
Severance and other costs paid	(411)	(68)	(37)	(59)	(247)	(238)	(60)	(35)	(49)	(94)
Acquisition costs paid	(70)	(28)	(7)	(31)	(4)	(24)	(12)	(6)	(2)	(4)
Interest paid	(795)	(234)	(178)	(216)	(167)	(1,092)	(292)	(245)	(305)	(250)
Income taxes paid (net of refunds)	(130)	(73)	(24)	(25)	(8)	(129)	(54)	(15)	(36)	(24)
Operating assets and liabilities	(21)	307	267	(265)	(330)	(154)	108	170	(39)	(393)
Cash flows from operating activities	4,869	838	1,916	1,381	734	4,367	491	1,551	1,321	1,004
Bell Aliant dividends/distributions paid to BCE	214	48	48	47	71	291	73	73	72	73
Capital expenditures	(3,256)	(1,008)	(814)	(800)	(634)	(2,998)	(1,034)	(757)	(672)	(535)
Cash dividends paid on preferred shares	(118)	(31)	(31)	(28)	(28)	(108)	(28)	(25)	(27)	(28)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(315)	(72)	(75)	(77)	(91)	-	-	-	-	-
Acquisition costs paid	70	28	7	31	4	24	12	6	2	4
Bell Aliant Free Cash Flow	47	11	(46)	(127)	209	(139)	(45)	(42)	(94)	42
Free Cash Flow	1,511	(186)	1,005	427	265	1,437	(531)	806	602	560
Bell Aliant free cash flow, excluding dividends/distributions paid	(261)	(59)	(2)	80	(280)	(152)	(28)	(31)	22	(115)
Business acquisitions	(680)	-	-	(680)	-	(60)	(73)	-	4	9
Acquisition costs paid	(70)	(28)	(7)	(31)	(4)	(24)	(12)	(6)	(2)	(4)
Business dispositions	2	-	-	-	2	8	-	-	8	-
Increase in investments	(12)	(6)	(2)	(2)	(2)	(44)	(4)	(7)	(25)	(8)
Decrease in investments	56	6	2	45	3	139	-	6	123	10
Other investing activities	6	2	1	(1)	4	7	1	-	3	3
Increase (decrease) in notes payable and bank advances	30	54	106	(656)	526	250	104	47	(9)	108
(Reduction) increase in securitized trade receivables	(318)	32	-	(348)	(2)	(37)	(22)	4	(19)	-
Issue of long-term debt	2,314	8	3	1,301	1,002	1,366	1,016	350	-	-
Repayment of long-term debt	(2,350)	(342)	(193)	(1,739)	(76)	(956)	(321)	(404)	(175)	(56)
Cash dividends paid on common shares	(1,520)	(403)	(402)	(371)	(344)	(1,318)	(346)	(329)	(333)	(310)
Issue of common shares	152	37	15	51	49	39	11	15	12	1
Repurchase of common shares	(143)	(143)	-	-	-	(500)	(125)	(125)	(125)	(125)
Issue of preferred shares	345	-	345	-	-	-	-	-	-	-
Issue of equity securities by subsidiaries to non-controlling interest	403	115	-	-	288	-	-	-	-	-
Other financing activities	(61)	(16)	(43)	28	(30)	(68)	(80)	(67)	90	(11)
	(2,107)	(743)	(177)	(2,323)	1,136	(1,350)	121	(547)	(426)	(498)
Net (decrease) increase in cash and cash equivalents	(596)	(929)	828	(1,896)	1,401	87	(410)	259	176	62
Cash and cash equivalents at beginning of period	771	1,104	276	2,172	771	684	1,181	922	746	684
Cash and cash equivalents at end of period	175	175	1,104	276	2,172	771	771	1,181	922	746

Other information
Cash flow per share	$2.09	$(0.23)	$1.43	$0.76	$0.13	$2.29	$(0.59)	$1.17	$0.98	$0.73
Annualized cash flow yield	4.6%	4.6%	3.8%	3.3%	4.3%	5.4%	5.4%	7.8%	7.7%	7.7%

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 13

Accompanying Notes

(1)	Throughout this report, BCE means BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

(2)

We report our results of operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

In the second quarter of 2011, BCE acquired the remaining 85% of CTV Inc. (CTV) common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred certain assets from our wireline business segment to this new segment.

In the first quarter of 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, we have restated prior period results for Bell Wireline and Bell Aliant to reflect the change of ownership in xwave between Bell and Bell Aliant. Our reportable segments and consolidated results did not change as a result of this restatement.

(3)

Non-GAAP Financial Measures

EBITDA

 The term EBITDA does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

We define EBITDA as operating revenues less operating costs (including pension current service costs). We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, it may be reconciled to net earnings as shown in this document.

Adjusted net earnings and Adjusted earnings per share (EPS)

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share.

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 14

Free Cash Flow

The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash from operating activities.

(4)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(5)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(6)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(7)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(8)

Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

(9)	Cash flow per share is calculated as follows: Cash flow from operating activities (excludes interest on fund unit liability) less capital expenditures Average number of common shares outstanding
(10)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information – Fourth Quarter 2011 Page 15